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                                                                       EXHIBIT 1

FOR IMMEDIATE RELEASE

September 18, 1996

Contact:       Jose Marques, Senior Communications Specialist, ChoiceCare
               Office: (513) 684-7432

CHOICECARE ANNOUNCES NEZI RESIGNATION

CINCINNATI--ChoiceCare announced today that Paul Nezi, executive vice president and chief marketing officer, is leaving to accept a position as senior vice president of marketing and underwriting with Trigon, a Virginia health insurance company that serves 1.8 million members.

         "Over the past three and a half years, Paul has helped ChoiceCare increase its presence in the small group market," said Daniel Gregorie, M.D., CEO and president. "Through the development of ChamberHealth, our product for small companies offered through the Chamber of Commerce and the establishment of close ties with area brokers, Paul has positioned ChoiceCare as a key provider of managed health care plans to small employer groups. He has improved ChoiceCare's overall effectiveness in marketing, sales and communications. He leaves behind an extremely competent marketing and sales organization."

         ChoiceCare is the largest health maintenance organization (HMO) in the Tristate and the third largest in the state of Ohio with more than 281,000 members. ChoiceCare was also the first HMO in the Tristate area to receive full three-year accreditation from the National Committee for Quality Assurance.

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